# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

## FORM C-AR

## UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

　☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

*Name of issuer*
Powell Development Group, Inc.

*Legal status of issuer*

　*Form*
　Corporation

　*Jurisdiction of Incorporation/Organization*
　Nevada

　*Date of organization*
　March 19, 2013

*Physical address of issuer*
2600 W 225th St, Torrance, CA 90505

*Website of issuer*
www.galacticcap.com

*Current number of employees*
5

| | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|

**4-19-2019**


# FORM C-AR

## Powell Development Group, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Powell Development Group, Inc., a Nevada Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.galacticcap.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation**

**CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is 4-19-2019

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

### *Forward Looking Statement Disclosure*

*This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## Table of Contents

**About this Form C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Powell Development Group, Inc. (the "Company") is a Nevada Corporation, formed on March 19, 2013.

The Company is located at 2600 W 225th St, Torrance, CA 90505.

The Company's website is www.galacticcap.com.

The information available on or through our website is not a part of this Form C-AR.

**The Business**

Our company is involved in the development, production and sales of our Galactic Cap contraceptive condom, as well as market testing and marketing campaigns. We've designed, developed and patented a new take on the condom: the Galactic Cap. It fits safely and securely on the head of the penis, leaving the coronal ridge and shaft exposed for more skin-to-skin contact, more sexual pleasure, and ultimately more condom usage. Already, we've raised over $100,000 on IndieGoGo from men and women who've been waiting for a different solution in bed.

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

***The development and commercialization of our products is highly competitive.***
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved condom products and services and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.


***We rely on other companies to provide major components for our products.***
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond

5

their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular material.

***We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.***

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

***We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.***

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

***Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.***

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

***Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.***

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

***In general, demand for our products and services is highly correlated with general economic conditions.***

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, the Company is dependent on Charles Powell who are President & CEO, March 20, 2013 - Present of the Company. The Company has or intends to enter into employment agreements with Charles Powell although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Charles Powell or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***We rely on various intellectual property rights, including patents in order to operate our business.***

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.***

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

***The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***The Company has indicated that it has engaged in certain transactions with related persons.***

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

***Changes in employment laws or regulation could harm our performance.***

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment. This includes changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***Maintaining, extending and expanding our reputation and brand image are essential to our business success.***

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

***Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.***

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

***We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.***

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

***We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.***

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals and raw materials. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

***Substantial disruption to production at our manufacturing and distribution facilities could occur.***
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

***Future product recalls or safety concerns could adversely impact our results of operations.***
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

***The consolidation of retail customers could adversely affect us.***
Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

***Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.***

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have

an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

***Significant additional labeling or warning requirements may inhibit sales of affected products.***

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

***Successful development of our products is uncertain.***

The product candidates that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including:

* delays in product development, clinical testing, or manufacturing;

* unplanned expenditures in product development, clinical testing, or manufacturing;

* failure to receive regulatory approvals;

* inability to manufacture on our own, or through any others, product candidates on a commercial scale;

* failure to achieve market acceptance; and

* emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

***Certain provisions of the Health Care Reform Law could affect us adversely.***
The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the Healthcare Reform Law), each enacted in March 2010, generally known as the Health Care Reform Law, significantly expand health insurance coverage to uninsured Americans and changes the way health care is financed by both governmental and private payers. Additionally, further federal and state proposals for health care reform are likely. Such regulation could have a negative effect on our business, financial condition, and results of operations.

***The Health Care Reform Law 2.3% excise tax on domestic sales of medical devices by manufacturers and importers beginning in 2013, and the fee on branded prescription drugs and biologics that was implemented in 2011, may adversely affect sales and cost of goods sold.***
For example, (i) where we purchase medical devices from third-party manufacturers, the manufacturers may increase their prices to cover their payment of the excise tax and our costs to purchase such medical devices may therefore increase and (ii) where we manufacture medical devices or are the importer of record, our cost of goods sold have increased because we are subject to paying the excise tax.

***Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.***
Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries where we do business, including the U.S.. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with significant sales in the U.S., this healthcare reform legislation will materially impact/is materially impacting us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or

other participants in the healthcare industry could adversely affect our business and results of operations.

***A significant portion of our patient volume is derived from government health care programs, principally Medicare and Medicaid.***

Specifically, we derived 0% of our revenues from the Medicare and Medicaid programs in 2018. Changes in government health care programs may reduce the reimbursement we receive and could adversely affect our business and results of operations. The Budget Control Act of 2011 (BCA) provides for new spending on program integrity initiatives intended to reduce fraud and abuse under the Medicare program. The BCA requires automatic spending reductions of $1.2 trillion for federal fiscal years 2013 through 2021, minus any deficit reductions enacted by Congress and debt service costs. However, the percentage reduction for Medicare may not be more than 2% for a fiscal year, with a uniform percentage reduction across all Medicare programs. We are unable to predict how these spending reductions will be structured, and any other deficit reduction initiatives that may be proposed, but they could adversely affect our business and results of operations.

***Changes to government health care programs that reduce payments under Medicare and Medicaid may negatively impact payments from commercial third-party payers.***

The Healthcare Reform Law will result in increased state legislative and regulatory changes in order for states to comply with new federal mandates, such as the requirement to establish or participate in Exchanges and to participate in grants and other incentive opportunities. In its June 28, 2012 ruling, the U.S. Supreme Court struck down the portion of the Health Reform Law that would have allowed the Department of Health and Human Services to penalize states that do not implement the Medicaid expansion provisions with the loss of existing federal Medicaid funding. Thus, states may opt not to implement the expansion. In some cases, commercial third-party payors rely on all or portions of Medicare payment systems to determine payment rates. Current or future health care reform and deficit reduction efforts, changes in laws or regulations regarding government health care programs, other changes in the administration of government health care programs and changes to commercial third-party payers in response to health care reform and other changes to government health care programs could have a material, adverse effect on our financial position and results of operations.

***Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.***

State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

***The healthcare industry is highly regulated.***
We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

***Products that we manufacture, source, distribute or market are required to comply with regulatory requirements.***
To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

***The manufacture, distribution, marketing and use of our products are subject to extensive regulation and increased scrutiny by the Food and Drug Administration (FDA).***
Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including additional 510(k) and other regulatory submissions, and approvals are not certain. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in our adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in us and our products, which could adversely affect our sales and results of operations.

***The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies.***
Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including FDA, Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the Securities and Exchange Commission have also increased their focus on the

enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies.

***Federal and State Laws Pertaining to Healthcare Fraud and Abuse Could Adversely Affect Our Business.***

We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry, including anti-kickback laws, false claims laws, laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential purchasers of medical devices, laws requiring the reporting of certain transactions between us and healthcare professionals and HIPAA, as amended by HITECH, which governs the conduct of certain electronic healthcare transactions and protects security and privacy of protected health information. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in government healthcare programs such as Medicare and Medicaid. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

***We plan to rely on a small group of third-party distributors to effectively distribute our products outside the United States.***

We may use medical device distributors for the marketing and selling of our products in most geographies. If we do so, we will depend on these distributors' efforts to market our products, yet we are unable to control their efforts completely. These distributors typically sell a variety of other, non-competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our products, in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party distributors and training them in our technology and product offerings require significant time and resources. To develop and expand our distribution, we must continue to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to maintain relationships with our distributors, fail to develop new relationships with other distributors, including in new markets, fail to manage, train or incentivize existing distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, our revenue may decrease and our operating results, reputation and business may be harmed.

***The commercial success of our products will depend in part upon the level of reimbursement we receive from third parties for the cost of our products to users.***

The commercial success of any product will depend, in part, on the extent to which reimbursement for the costs of our products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Adequate third-party insurance coverage may not be available for us to establish and maintain price levels that are sufficient for us to continue our business or for realization of an appropriate return on investment in product development.

***If we are unable to educate physicians on the safe and effective use of our products, we may be unable to achieve our expected growth.***

An important part of our sales process includes the education of physicians on the safe and effective use of our products. There is a learning process for physicians to become proficient in the use of our products and it typically takes several procedures for a physician to become comfortable using the Galactic Cap. If a physician experiences difficulties during an initial procedure or otherwise, that physician may be less likely to continue to use our product, or to recommend it to other physicians. It is critical to the success of our commercialization efforts to educate physicians on the proper use of the Galactic Cap, and to provide them with adequate product support during clinical procedures. It is important for our growth that these physicians advocate for the benefits of our products in the broader marketplace. If physicians are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injuries, negative publicity or lawsuits against us, any of which could have an adverse effect on our business.

***The design, manufacture and marketing of the medical devices we produce entail an inherent risk of product liability claims.***

Manufacturing and marketing of our commercial products, and clinical testing of our products under development, may expose us to product liability and other tort claims. Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. There are a number of factors that could result in an unsafe condition or injury to, or death of, a patient with respect to these or other products which we manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. Product liability claims may be brought by individuals or by groups seeking to represent a class. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered under our previously issued product liability insurance policies and existing reserves could have a material adverse effect on our revenues, financial position and cash flows. Additionally, product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

***We depend on fewer suppliers for our products and therefore we may be less able to negotiate price terms with suppliers.***

In recent years, pharmaceutical suppliers have been subject to increasing consolidation. As a result, a small number of very large companies control a significant share of the market. Many healthcare organizations also have consolidated to create larger healthcare enterprises with greater market power. If this consolidation trend continues, it could reduce the size of our target market and give the resulting enterprises greater bargaining power, which may lead to a decrease in the prices for our products and services.

***If third-party payors do not provide adequate coverage and reimbursement for the use of our products, our revenues will be negatively impacted.***

Our success in marketing our products depends in large part on whether U.S. and international government health administrative authorities, private health insurers and other organizations will adequately cover and reimburse customers for the cost of our products. In the United States, a third-party payor's decision to provide coverage for our products does not imply that an adequate reimbursement rate will be obtained. Further, one third-party payor's decision to cover our products does not assure that other payors will also provide coverage for the products or provide coverage at an adequate reimbursement rate. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient coverage and reimbursement is not available for our current or future products, in either the United States or internationally, the demand for our products and our revenues will be adversely affected.

***Lack of Operating History and Risk of Operation.***

An investment in the Common Stock being offered by the Company in this Offering is highly speculative and subject to a high degree of risk. Therefore, only those who can bear the risk of losing their entire investment should participate in the Offering. You should carefully read and consider the following risk factors before you decide to participate in the Offering. Also, the risks and uncertainties set forth below are not the only ones that are facing the Company; there may be additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial. The actual occurrence or existence of any of the

factors or conditions described below, or any other adverse condition or event that may occur or arise, or of which the Company is currently unaware or consider immaterial, could materially and adversely affect our business, financial condition and/or results of operations. This could result in the loss of all or part of your investment. The Company is a new company commencing operations in 2013. Although the Management Team of the Company has experience in starting up new businesses, they have no experience in the business of developing and marketing pregnancy prevention devices or similar products.

The Company shall be subject to all of the risks inherent in any new business enterprise. There can be no assurance that the Company will be successful in operating our business, and the Company's failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

***The Company Faces Competition.***

The pregnancy prevention devices industry in the United States is highly competitive. The Company will face competition from the traditional condom manufacturers and distributors like Trojan Condoms and Durex who dominate the condom market in the United States. Many of our competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than the Company. As a result, these competitors may be able to devote greater resources to marketing and sales than the Company. There can be no assurance that the Company will compete successfully with such competitors

***If the Company is unable to retain our key personnel and consultants, we may be unable to execute on our business plan.***

The Company's success depends in significant part on the continued services of certain members of the Company's Management Team. Losing one or more of these members, and the Company's inability to replace these individuals, could seriously impair the Company's ability to successfully implement our business plan and could have a material adverse effect on our business, results of operations and financial condition and you could lose your investment.

***There is no public market for the Common Stock and the Stock will be subject to transfer restrictions.***

Transferability of the Common Stock is severely restricted. The Common Stock has not been registered under the Securities Act or any applicable state securities laws. As a result, prospective investors should be prepared to hold the Common Stock for an indefinite period. In addition, the Common Stock may not be resold, transferred, pledged or otherwise disposed of unless they are (i) subsequently registered under the Securities Act and any applicable state securities laws or the Stockholder delivers an acceptable legal opinion to us that an exemption from such laws exist, and (ii) sold in compliance with the Subscription Agreement and Documents. Currently, there is no public market for any of our securities. Therefore, the transferability of the Common Stock under both the Securities Act and applicable state laws is severely restricted.

***The Company may finance a portion of the amounts required to develop the Product through debt financing.***

The Company may finance a portion of the funds required to develop the Product through debt financing. The Company's interest and other debt service obligations would have priority over distributions to the Stockholders, and could reduce the amount of cash available for distribution to the Stockholders on a relative basis.

***The Company may need additional financing, and the Company's inability to obtain such financing would have an adverse impact on our business.***

Even if this Offering is fully subscribed, the proceeds may not be sufficient to finance the entire development, manufacturing and marketing of the Product, in which case the Company may need additional capital. In addition, the income from operations may not be sufficient to enable the Company to timely satisfy all of our obligations, in which case the Company would need additional capital. There can be no assurance that additional capital will be available to the Company on commercially reasonable or acceptable terms or at all. If the Company is required to borrow such additional funds and incur debt, the risks associated with our business and with owning the Common Stock could increase. In addition, any lender could impose restrictions on the amount, if any, that may be distributed to the Stockholders prior to the repayment or significant reduction of such indebtedness. If the Company raises such capital through the sale of additional Common Stock, all of the existing Stockholder's ownership interests would be diluted, if such Stockholder does not subscribe to purchase such Stockholder's pro rata share of any additional Common Stock sold.

***No independent valuation of the Company has been performed in determining the terms of this Offering.***

No independent valuation of the Company has been performed in determining the terms of this Offering. Accordingly, our valuation estimates do not necessarily reflect the Company's assets, book value or potential earnings or any other recognized criteria of value

***Delays in marketing the Product.***

The proceeds of this Offering will be used primarily to test, manufacture and market the final commercial version of the Product. The Company's revenues will arise from the marketing and sales of the Product. We do not anticipate receiving any income until the sales of the Product has started generating revenue. Therefore, anything that delays the marketing of the Product or results in the cessation of the sales for a period of time, will adversely affect the Company's profitability.

***An economic downturn or a decrease in business growth in the United States could significantly harm the Company's business.***

National, regional and local economic conditions, such as recessionary economic cycles, a protracted economic slowdown or a worsening economy could adversely affect disposable consumer income, and business growth in the United States. Although the Company believes we have an affordable and unique product offering, unfavorable changes in these factors or in other business and economic conditions affecting our customers could reduce customer purchases of the Product, impose limits on pricing and increase costs, any of which could lower profit margins and have a material adverse effect on our results of operations.

***The Company's failure to comply with governmental regulations could adversely affect the Company's business.***

The pregnancy prevention devices business is subject to extensive federal, state, local and foreign laws and treaties, including, but not limited to, those related to: • Food and Drug Administration Laws, Rules and Regulations; • Federal Trade Commission Laws, Rules and Regulations; • Federal, State and Local Health and Safety Codes. • Preparation, labeling and sale of medical devices; and • Employment. While the Company believes we can operate in substantial compliance with these laws, they are complex. As a result, regulatory risks are inherent in our operation. Although the Company believes that compliance with these laws will not have a material effect on our operations, there can be no assurance that the Company will not experience material difficulties or failures with respect to compliance. The Company's failure to comply with these laws could result in required changes in the design of the Product, fines, penalties, judgments or other sanctions, including the temporary suspension of operations or a delay in the marketing and sales of the Product, any of which could adversely affect the Company's business, operations and our reputation.

***The Company may become subject to complaints and litigation that could have an adverse effect on our business.***

In the ordinary course of the Company's business we may become subject to complaints and litigation alleging that the Company is responsible for a product defect or other product liability claim. In addition, the Company may become subject to litigation by employees. Any litigation, regardless of whether the allegations are valid or whether or not we are found liable, may result in decreasing sales and profitability, divert financial and management resources and result in adverse publicity which could harm our brand and our sales. A judgment significantly in excess of the Company's insurance coverage for any claims could materially and adversely affect our financial condition or results of operations.

***The Company has marketed and sold product not approved by the Food and Drug Administration.***

The Company has previously marketed and sold its product without approval of the United States Food & Drug Administration and therefore, is in violation of applicable law. While the Company intends to use a portion of the proceeds of this offering to obtain the proper approvals required to continue to market and sell its product, there is no assurance that the Company will be able to obtain such approvals, and if not, the Company would need to made modifications to its products, or may be required to cease its operations. In addition, we may face fines, penalties and litigation as a result of our prior marketing and sales of our products without the proper approvals.

***We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.***

The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing,and sale of condoms. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The health product industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our products do not perform as expected, are defective or otherwise cause personal injury. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our product and business which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

***The Company may never obtain approval to sell its product from the Food and Drug Administration.***

The Company has previously marketed and sold its product without approval of the United States Food & Drug Administration and therefore, is in violation of applicable law. While the Company intends to use a portion of the proceeds of this offering to obtain the proper approvals required to continue to market and sell its product, there is no assurance that the Company will be able to obtain such approvals, and if not, the Company would need to make modifications to its products, or may be required to cease its operations.

***The Company may never obtain a CE Mark or obtain approval to sell its product in Europe.***

The Company has previously marketed and sold its product without approval of the European Conformity and therefore, is in violation of applicable law. While the Company intends to use a portion of the proceeds of this offering to obtain the proper approvals required to continue to market and sell its product, there is no assurance that the Company will be able to obtain such approvals, and if not, the Company would need to make modifications to its products, or may be required to cease its operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

## BUSINESS

### Description of the Business

Our company is involved in the development, production and sales of our Galactic Cap contraceptive condom, as well as market testing and marketing campaigns. We've designed, developed and patented a new take on the condom: the Galactic Cap. It fits safely and securely on the head of the penis, leaving the coronal ridge and shaft exposed for more skin-to-skin contact, more sexual pleasure, and ultimately more condom usage. Already, we've raised over $100,000 on IndieGoGo from men and women who've been waiting for a different solution in bed.

### Business Plan

### History of the Business

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Galactic Cap condom | Contraceptive device | North/South America, Europe, Asia |

We have no new products in development.

Powell Development Group, Inc. sells the Galactic Cap worldwide via the internet.

### Competition

The Company's primary competitors are Our primary competition comes from two major condom manufacturers. Trojan, which has 69% of the US market; and Durex, which has 15%. .

Powell Development Group faces competition from traditional condom manufacturers and distributors like Trojan and Durex who dominate the condom market. Many of our competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than Powell Development Group. As a result, these competitors may be able to devote greater resources to marketing and sales than Powell Development Group. Although these companies have large financial backing and worldwide distribution outlets, their fundamental problem is that most men and women do not like their product.

**Supply Chain and Customer Base**

Materials essential to our businesses are purchased in the United States in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. We have successfully secured the materials necessary to meet our requirements, but may not be able to in the future.

**Intellectual Property**

*Patents*

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| US 8,857,437 B2 | Prophylactic Device and Methods of Use | A prophylactic device having a base substrate for adhering to a glans of a penis, and a reservoir cap having a reservoir and a flange for adhering to the base substrate. The base substrate may be a thin polyurethane film coated with a pressure-sensitive adhesive for adhering to the skin of the glans. The flange of the reservoir cap has a pressure-sensitive adhesive for adhering to the base substrate. A security ring is also provided for adhering to and covering the junction of the bottom edge of the flange and base. | October 8, 2012 | October 14, 2014 | United States |
| 15053923 | Penile Implant | Described is a penile implement that can be implemented as both a catheter device and a prophylactic device. The penile implement is formed of a top polyurethane film, with a bottom polyurethane | February 25, 2016 | | United States |

| | | film that is RF welded to the top film such that a reservoir exists between the films. An adhesive layer formed on the 5 bottom film and a bottom release layer covers the adhesive layer. Further, a hole is formed in the bottom film. Thus, during use, a user may remove the bottom release layer and adhere the bottom film with a user's penis such that bodily fluids secreted from the user's penis pass through the hole and into the reservoir formed between the top film and bottom film. | | | |
|---|---|---|---|---|---|

N/A

## Governmental/Regulatory Approval and Compliance

Our business needs regulatory approval from the US Food and Drug Administration, as well as a CE Mark (the European equivalent of the FDA) to sell our contraceptive device. We are currently raising capital investment to obtain these two approvals.

## Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

## Other

The Company's principal address is 2600 W 225th St, Torrance, CA 90505

The Company has the following additional addresses:

The Company conducts business in United States.

## DIRECTORS, OFFICERS AND EMPLOYEES

### Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Charles Powell

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

President & CEO March 20, 2013 - Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

President & CEO March 20, 2013 - Present

***Education***

BA, English 1970 University of Missouri Columbia, MO US Army Officer Candidate School 1971 Fort Sill, OK MFA 1978 Croyden College London UK

**Officers**

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

***Name***

Charles Powell

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

President & CEO March 20, 2013 - Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

President & CEO March 20, 2013 - Present

***Education***

BA, English 1970 University of Missouri Columbia, MO US Army Officer Candidate School 1971 Fort Sill, OK MFA 1978 Croyden College London UK

***Indemnification***

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 5 employees in California.

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| | |
|---|---|
| **Type of Security and Amount Outstanding** | 2,499,760 shares Common Stock outstanding as of 12-31-18, including shares issued pursuant to Regulation CF |
| **Type of Security of Amount Outstanding** | 320,000 Common Stock Warrants outstanding as of 12-31-18 ($0.25 exercise price) |
| **Voting Rights** | One for one |
| **Ownership** | 2,000,000 shares Common Stock Charles Powell (80%) |

Securities issued pursuant to Regulation CF:

| Type of security | Common Stock |
|---|---|
| Amount outstanding | 119,760 issued and outstanding through 12-31-18 |
| Voting Rights | One for one |

<u>Debt</u>: The Company's only debt is to the majority shareholder, sole director and sole officer, Charles Powell, who has loaned the Company $3,878.33, which is payable on demand, but does not accrue any interest.

<u>Recent Securities Offerings</u>: The Company completed on 11-13-17 a Regulation D offering which resulted in the issuance of 350,000 shares of Common Stock and 350,000 Common Stock Warrants for general working capital. The Company previously offered and sold Common Stock through offering(s) more than three years ago, as disclosed the Regulation CF Offering Statement, and the Company made preliminary filings for another Regulation CF Offering through Wefunder Portal LLC but did not offer or issue any stock.

## Ownership

C-Corp

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned |
|---|---|
| Charles Powell | 84.4% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Recent Tax Return Information**

| Total Income | Taxable Income | Total Tax |
|---|---|---|

## Operations

We have generated a small amount of revenue to date because we have been working on our prototypes and we have not been doing any advertising. We have generated all of our sales through the internet because we launched an IndieGoGo crowd funding campaign and were written up in worldwide media. We are anticipating greatly increased revenue after we gain regulatory approval, begin large scale production, lower the price of the product, and launch the Galactic Cap worldwide with a marketing campaign. Revenue. Gross revenue for fiscal 2016 was $21,487.50, compared to $5,002.21 for fiscal 2015. The increase in revenue is primarily attributable to increase in internet sales. Operating Expenses. Operating expenses for fiscal 2016 were $15,930.42, compared to $11,955.29 for fiscal 2015. The increase in operating expenses is primarily attributable to prototype expenses and increased sales. Net Income(Loss). As a result of the above, for fiscal 2016, we had a net loss of $20,742.82, compared to net loss of $42,971.47, for fiscal 2015. In fiscal year 2015 our production expenses were $11,955. Other expenses were $36,018 which included market research, other research and development and administrative expenses. In fiscal year 2016, production costs were $15,930 and other expenses were $26,299 which included market research, legal and accounting and other admin expenses.

We are raising capital so we can continue the growth of the brand. With achieved investment, we expect to obtain regulatory approval and begin large-scale production. Management currently forecasts a 100% increase in sales in 2017, over the prior year and believes we will generate positive net income beginning in 2019. We forecast it will take us 12 months to build manufacturing equipment and to secure necessary materials to begin large-scale production. Concurrently, we intend to engage in clinical trials and gain regulatory approval such that we can launch a worldwide marketing campaign in January 2019. Even if this offering is fully subscribed, we anticipate we will need to raise an additional $400,000 in capital to achieve these milestones.

## Liquidity and Capital Resources

On January 22, 2018 the Company conducted an offering pursuant to Regulation CF and raised $163,741.76 . As of December 31, 2015, we had $17,678 in cash, and as of December 31, 2016, we had $35,997 in cash.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
We are currently generating operating losses and require the continued infusion of new capital to continue business operations. If this offering is fully subscribed, and we are able to engage in a follow on Regulation CF Offering and raise an additional $1,000,000, we anticipate we can operate our business for 24 months (need at least $500K just for regulatory approval) without any additional infusions of capital. Even if we are successful in this offering and a follow on offering under Regulation CF, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to us.

## Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
We plan to buy equipment to begin large scale production, conduct clinical trials and prepare the documentation for regulatory approval.

## Material Changes and Other Information

## Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

## Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

## Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

*Loans*

| Related Person/Entity | Charles Powell |
|---|---|
| **Relationship to the Company** | Company's majority shareholder, sole director and sole officer. |
| **Total amount of money involved** | $3,878.33 |
| **Benefits or compensation received by related person** | |
| **Benefits or compensation received by Company** | |
| **Description of the transaction** | Loan from Charles Powell |

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

**OTHER INFORMATION**

**The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.**

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Charles Powell
(Signature)

Charles Powell
(Name)

President & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Charles Powell
(Signature)

Charles Powell
(Name)

President & CEO
(Title)

April 19, 2019

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Charles Powell, being the founder of Powell Development Group, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Charles Powell
(Signature)

Charles Powell
(Name)

President & CEO
(Title)

4-19-2019
(Date)

**EXHIBITS**

Exhibit A       Financial Statements

**EXHIBIT A**

*Financial Statements*

## POWELL DEVELOPMENT GROUP, INC
## STATEMENT OF SHAREHOLDER'S EQUITY AT DECEMBER 31, 2018

| | # Shares | $ Per Share |
|---|---|---|
| Total shares issued and $ outstanding at 12/31/18 | | |
| Treasury stock | 24,879 | 1.12 |
| Common Stock | 265,724 | 0.0865 |
| Common Stock | 119,760 | 1.12 |
| Total Treasury and Common Stock Issued and Outstanding | 410,363 | |

Additional Paid in Capital
Retained Earnings @ 12/31/18
Total Shareholder's Equity @ 12/31/18

|  | Total Value |
| --- | --- |
| $ | (27,864) |
|  | 22,984 |
|  | 134,131 |
|  | 129,251 |
|  | 173,800 |
|  | (273,421) |
| $ | 29,629.48 |

# POWELL DEVELOPMENT GROUP, INC
## Profit & Loss
### January through December 2018

|  | Jan - Dec 18 |
|---|---|
| **Ordinary Income/Expense** | |
| **Income** | |
| Sales of Prototype Product | 11,398.64 |
| Refunds to Customers | -403.33 |
| **Total Income** | 10,995.31 |
| **Cost of Goods Sold** | |
| Materials | 5,095.88 |
| Production Costs- Prototype | 17,076.91 |
| Change in Inventory | 275.00 |
| **Total COGS** | 22,447.79 |
| **Gross Profit** | -11,452.48 |
| **Expense** | |
| Accounting | 4,175.00 |
| Advertising & Promotion | 5,002.88 |
| Automobile Expense | 2,007.03 |
| Bank Service Charges | 62.00 |
| Cell Phone | 1,355.75 |
| Computer and Internet Expenses | 127.50 |
| Consulting Fee | 2,000.00 |
| Crowd Funding Expenses | 23,312.89 |
| Internet & Website expense | 142.27 |
| Legal | 10,960.00 |
| Licenses & Permits & Fees | 975.00 |
| Market Research | 1,352.00 |
| Meals and Entertainment | 69.39 |
| Media Production | 550.00 |
| Miscellaneous Expenses | 228.92 |
| Office Supplies | 1,324.83 |
| Postage & Delivery | 2,355.84 |
| Printing and Reproduction | 774.65 |
| Professional Fees | 2,300.00 |
| Research & Development | 1,150.00 |
| **Subcontractor** | |
| 1099-Seto | 1,252.00 |
| 1099-Heenan | 566.00 |
| 1099 Fujimoto | 2,100.00 |
| 1099Gray | 60.00 |
| 1099Cooper | 2,904.50 |
| **Total Subcontractor** | 6,882.50 |
| Telephone & Communications | 856.29 |
| Travel Expense | 12.00 |
| VOID CHECK | 0.00 |
| **Total Expense** | 67,976.74 |
| **Net Ordinary Income** | -79,429.22 |
| **Other Income/Expense** | |

**POWELL DEVELOPMENT GROUP, INC**
# Profit & Loss
### January through December 2018

|  | Jan - Dec 18 |
|---|---|
| **Other Income** |  |
| Interest Income | 6.05 |
| **Total Other Income** | 6.05 |
| **Other Expense** |  |
| Penalties/Interest | 26.99 |
| **Total Other Expense** | 26.99 |
| **Net Other Income** | -20.94 |
| **Net Income** | **-79,450.16** |

# POWELL DEVELOPMENT GROUP, INC
## Balance Sheet
### As of December 31, 2018

|  | Dec 31, 18 |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| Business Checking #7769 | 33,087.08 |
| Business Savings | 300.06 |
| **Total Checking/Savings** | 33,387.14 |
| **Other Current Assets** | |
| Inventory | 1,125.00 |
| **Total Other Current Assets** | 1,125.00 |
| **Total Current Assets** | 34,512.14 |
| **Fixed Assets** | |
| Mold Cost-Galactic Cap | 1,220.80 |
| Accum Deprec-Molds | -687.00 |
| Computer Equipment | 3,111.82 |
| Accum Deprec - Computers | -2,082.00 |
| **Total Fixed Assets** | 1,563.62 |
| **TOTAL ASSETS** | **36,075.76** |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Long Term Liabilities** | |
| Loan from Stockholder | 5,878.33 |
| **Total Long Term Liabilities** | 5,878.33 |
| **Total Liabilities** | 5,878.33 |
| **Equity** | |
| Treasury Stock | -27,864.48 |
| Common Stock | 157,115.28 |
| Additional Paid in Capital | 173,800.00 |
| Retained Earnings | -193,403.21 |
| Net Income | -79,450.16 |
| **Total Equity** | 30,197.43 |
| **TOTAL LIABILITIES & EQUITY** | **36,075.76** |

# POWELL DEVELOPMENT GROUP, INC
## Statement of Cash Flows
### January through December 2018

|  | Jan - Dec 18 |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | -79,450.16 |
| **Adjustments to reconcile Net Income** | |
| **to net cash provided by operations:** | |
| Inventory | 275.00 |
| Sales Tax Payable | -255.00 |
| **Net cash provided by Operating Activities** | -79,430.16 |
| **FINANCING ACTIVITIES** | |
| Treasury Stock | -27,864.48 |
| Common Stock | 133,415.28 |
| **Net cash provided by Financing Activities** | 105,550.80 |
| **Net cash increase for period** | 26,120.64 |
| **Cash at beginning of period** | 7,266.50 |
| **Cash at end of period** | **33,387.14** |